UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)1

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              ARIS Industries, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    040401 101
------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 20, 2002
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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

CUSIP No. 040401 101                    13G

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Tarrant Apparel Group
       95-4181026
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [ ]
       Not Applicable                                                   (b)  [ ]
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3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       California Corporation
--------------------------------------------------------------------------------
     NUMBER OF      5      SOLE VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY
------------------------------------------------------------
       EACH         6      SHARED VOTING POWER
     REPORTING
      PERSON               0
       WITH
------------------------------------------------------------
                    7      SOLE DISPOSITIVE POWER

                           0

------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (See Instructions)

                                                                             [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (See Instructions)

       CO - Corporation
--------------------------------------------------------------------------------

Item 1.  (a) Name of Issuer:

             ARIS Industries, Inc.

         (b) Address of Issuer's Principal Executive Offices:

             463 Seventh Avenue
             New York, NY 10018

Item 2.  (a) Name of Person Filing:

             Tarrant Apparel Group

         (b) Address of Principal Business Office, or if None, Residence:

             3151 East Washington Blvd.
             Los Angeles, CA  90023

         (c) Citizenship:

             California

         (d) Title of Class of Securities:

             Common Stock

         (e) CUSIP Number:

             040401 101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         NOT APPLICABLE

         (a) [ ] Broker or dealer registered under section 15 of the Exchange Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

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


         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)  [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a)  Amount beneficially owned:  0

         (b)  Percent of class:  0%

         (c)  Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote: 0

           (ii) Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of: 0

           (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.  [X]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                     SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 5, 2002



               TARRANT APPAREL GROUP


               By: /s/ Patrick Chow
                  _____________________________________
                  Patrick Chow, Chief Financial Officer




































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